UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(011) 8610-5956-3001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☑

Changyou.com Limited to Acquire New Premises in Beijing

On August 13, 2009, the registrant entered into an agreement with Beijing Yinhe Wanda Co., Ltd. (“Wanda”) to purchase Office Tower A at Beijing West Wanda Plaza in Beijing, consisting of approximately 14,950 square meters, for a purchase price of approximately RMB220 million, or $32 million. Under the agreement with Wanda, the registrant is required to pay the purchase price in three installments, consisting of 20% within five business days after the effective date of the agreement, 50% within five business days after a mortgage on the premises is released, and the remaining 30% within 10 business days after the registrant receives documents evidencing that the title to the premises is ready for transfer to the registrant and that the premises are ready for occupancy by the registrant. The registrant will pay the purchase price from its available cash. The agreement further provides that the seller shall deliver the premises to the registrant no later than September 30, 2009. The registrant expects that title to the premises will be transferred from Wanda to it in the fourth quarter of 2010.

Safe Harbor Statement

This report on 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

Potential risks and uncertainties include, but are not limited to, the current global financial and credit markets crisis and its potential impact on the Chinese economy, the slower growth the Chinese economy experienced during the latter half of 2008 and the first half of 2009, which could continue through the remainder of 2009, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the registrant’s quarterly operating results, the registrant’s historical and possible future losses and limited operating history, and the registrant’s reliance on its online game Tian Long Ba Bu as a major revenue source. Further information regarding these and other risks is included in the registrant’s Registration Statement on Form F-1 originally filed on March 17, 2009 as amended through March 31, 2009, and other filings with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Alex Ho
Alex Ho, Chief Financial Officer

Date: August 17, 2009